Mail Stop 3561
      March 27, 2006

Todd Schuster
CWCapital Commercial Funding Corp.
One Charles River Place
63 Kendrick Street
Needham, Massachusetts  02494

Re:	CWCapital Commercial Funding Corp.
	Registration Statement on Form S-3
	Filed February 28 2006
      File No. 333-132106

Dear Mr. Schuster,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.
5. We note from page 74 of your base prospectus that you list several specific types of credit support and then indicate that "a similar instrument or a floor agreement" may also be used. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the catch-all language noted above, as well as any other similar language throughout the document.
6. While we note the disclosure you have provided on page S-66, please add a separately captioned section not included in "Risk Factors," to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item
1119 of Regulation AB.
7. We note from the base prospectus that you may use prefunding or revolving periods. Please provide bracketed language in the summary section of your prospectus supplement to illustrate the form of disclosure you will provide in response to Item 1103(a)(5) of Regulation AB regarding both a prefunding and revolving period. Additionally, please confirm that you will comply with the restrictions regarding revolving and prefunding periods set forth in
Item 1101(c)(3) of Regulation AB.
8. While we note that your prospectus supplement indicates that you will not include delinquent assets in an asset pool, page 44 of your base prospectus indicates that you may include delinquent assets in a future asset pool. Accordingly, please provide bracketed language in your prospectus supplement illustrating the form of delinquency disclosure you would provide in response to Items 1111(c) and 1100(b), if applicable. Also confirm your understanding that you are required to provide delinquency and loss information for all assets underlying securities included in the pool, including assets underlying mortgaged-backed securities.
9. We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.
10. We note from page S-48 that you do not intend to provide static pool data. Please provide us with an analysis as to why you believe static pool data is not material in the context of this transaction.

Prospectus Supplement
Summary
11. Consider including a graphical illustration or flow chart of the structure of the securities offered (including, for example, the flow of funds, or any subordination features) and any other features in the transaction. Refer to Item 1103(a) of Regulation AB.
12. The summary section should be just that, a summary. For example, it appears that you have included the entire table of fees and expenses both here and on page S-145. Please revise this section to provide brief and concise information in the summary and to include cross-references, as appropriate, to the detailed discussions in the document. Please refer to Item 503(a) of Regulation S-K and Item 1103(a) of Regulation AB.

The Swap Counterparty, page S-169
13. Please add bracketed language to clarify that you will provide the financial information required by Item 1115(b) of Regulation
AB,
if applicable.

Base Prospectus
Description of the Trust Assets, page 41
14. We note from page 43 that an asset pool may include foreign mortgage loans. While we understand that such loans would not represent more than 10% of the related asset pool, please confirm that you will provide any information required by Item 1100(e) of Regulation AB regarding foreign matters that could materially affect the assets of the pool or the payments on the securities.

Description of the Certificates, page 89
15. We note your disclosure on page 92 indicating that you will specify in the related prospectus supplement the pass-through rate for each class of certificates or, in the case of a variable or adjustable pass-through rate, the method for determining the pass-through rate. Please note that all indices that may be used to determine interest payments on the securities must be identified in base prospectus. Refer to Item 1113(a)(3) of Regulation AB.

Description of Credit Support, page 114
16. We note that this section, as well as your cover page and the "Credit Support" subsection starting on page 74, all contemplate the use of credit derivatives. Please remove all references to credit derivatives throughout the filing and confirm that any derivative arrangements you enter into will be limited to interest and currency agreements. Alternatively, you may provide us with an analysis of how the use of credit derivatives would be consistent with the definition of an asset-backed security. Please refer to the discussion at Section III.A.2 of the Regulation AB Adopting Release
(Release Nos. 33-8518; 34-50905) and Item 1115 of Regulation AB.
17. We note from page 115 that credit support may be used for more than one series of certificates and that it is possible that the holders of offered certificates of other series may be disproportionately benefited by such credit support to the detriment of holders of the securities offered by this prospectus. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

The Swap Counterparty, page S-169
18. A disclaimer of liability for material information provided by the issuer, underwriter or any of their affiliates is not appropriate. Accordingly, please revise the second full paragraph on page S-170 to remove the disclaimer and delete any other similar disclaimers in the prospectus.




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Messeret Nega at (202) 551-3316. If you need further assistance, you may contact me at (202) 551-3454


								Sincerely,


								Sara D. Kalin
								Branch Chief


cc:	Via Facsimile (781) 707-9397
	Scott Spelfogel, Esq.
	CWCapital Commercial Funding Corp.

Mr. Schuster
CWCapital Commercial Funding Corp.
March 27, 2006
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